Exhibit 99.4

Appendix No.2 to Item 1 of the Agenda of
OJSC Rostelecom Annual General Meeting upon the results of the year 2006

OAO “Rostelecom”

Audit Report

on financial statements

for the year ending December 31, 2006

March 2007

TRANSLATION OF ORIGINAL RUSSIAN VERSION

AUDIT REPORT – OAO “Rostelecom”

TRANSLATION OF ORIGINAL RUSSIAN VERSION

CONTENTS	PAGE

Independent auditor’s report on financial statements of OAO ”ROSTELECOM”

Appendices

Financial statements of OAO “ROSTELECOM” for the period from January 1, 2006 through December 31, 2006:
Balance Sheet
Statement of Income

INDEPENDENT AUDITOR’S REPORT
ON FINANCIAL STATEMENTS
OF OAO “ROSTELECOM”

(Translation from Statutory Auditor’s Report expressed in the Russian Language)

To the shareholders of OAO “ROSTELECOM”

DETAILS OF THE AUDITING FIRM

Name: ERNST & YOUNG LLC

Address: Russia 115035, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1

Certificate of an entry made to the Uniform State Register of Legal Entities Concerning a Legal Entity Registered Before July 1, 2002; date of the entry - December 5, 2002, series 77 No. 007367150, registered by the Moscow Registration Chamber State Institution at No. 108.877 on June 20, 2002, Main State Registration Number 1027739707203.

Audit License No. E002138, approved by Order No. 223 of the Russian Ministry of Finance dated September 30, 2002, for a term of five years.

Membership of an accredited professional auditors’ association - ERNST & YOUNG LLC is a member of Non-profit Partnership «The Institute of Professional Accountants of Russia» («IPAR»).

DETAILS OF THE AUDITED ENTITY

Name: OAO “ROSTELECOM”

Address: St. Petersburg, Dostoevskogo street, 15.

Information about the State Register of Legal Entities: Certificate No 021.833, series B3-008630 issued by the Moscow Registration Chamber State Institution on September 23, 1993.

TRANSLATION OF ORIGINAL RUSSIAN VERSION

We have audited the accompanying financial statements of OAO “ROSTELECOM” for the period from 1 January through 31 December, 2006, which are comprised of the balance sheet and the statements of income,  changes in the shareholders’ equity, cash flows, and the related appendix to the balance sheet and the explanatory notes to the financial statements, inclusive of sections 4, 6-12. The management of OAO “ROSTELECOM” is responsible for the compliance of accounting procedures, preparation and presentation of these financial statements. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures insofar as they relate to the preparation of financial statements in accordance with the legislation of the Russian Federation based on our audit.

We conducted our audit in accordance with the Federal Law on Auditing Activity, the Federal Rules (Standards) on Auditing, the Rules (Standards) for Auditing Activities, as approved by the Committee on Auditing Activity under the President of the Russian Federation, and International Standards on Auditing.

The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatements. The audit was performed on a selective basis and included an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements concerning the financial and business operations of the audited entity; assessing the compliance with accounting principles and rules used in the preparation of financial statements, and significant estimates made by management of the audited entity; as well as the evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion on the fairness, in all material respects, of these financial statements and on compliance of accounting procedures insofar as they relate to the preparation of financial statements in accordance with the legislation of the Russian Federation.

In our opinion, the accounting procedures at OAO “ROSTELECOM”, insofar as they relate to the preparation of financial statements in 2006, complied with the requirements of Federal Law on Accounting No. 129-FZ of 21 November, 1996, in all material respects, and the aforementioned financial statements referred to above have been prepared in accordance with the aforementioned Law and present fairly, in all material respects, the financial position of OAO “ROSTELECOM” as of 31 December, 2006 and the results of its operations for the period from 1 January through 31 December, 2006 in accordance with regulations of the Russian Federation insofar as they relate to the preparation of financial statements.

The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Russian Federation. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in the Russian Federation.

March 30, 2007

Vadim A. Balashov

Partner

Engagement partner

Alexander Y. Grebeniuk

Partner

Auditor’s qualification certificate for general audit No. 004329 issued June 11, 2003, unlimited validity